UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          THE LESLIE FAY COMPANY, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    527016109
                                 (CUSIP Number)

                             -----------------------

                              Robert M. Hirsh, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  July 26, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                            Exhibit Index at Page 14

                               Page 1 of 16 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Fund II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO - Partner Contributions

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,044,478
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          801,880

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,400,598

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.3%

14        TYPE OF REPORTING PERSON

          PN

                               Page 2 of 16 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCR Associates, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,044,478
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          801,880

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,400,598

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.3%

14        TYPE OF REPORTING PERSON

          PN

                               Page 3 of 16 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Research, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,400,598
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          2,158,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,400,598

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.3%

14        TYPE OF REPORTING PERSON

          CO

                               Page 4 of 16 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Offshore II C.V.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO - Partner Contributions

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,598,718
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,356,120

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,400,598

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.3%

14        TYPE OF REPORTING PERSON

          PN

                               Page 5 of 16 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCR Offshore Associates, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,598,718
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,356,120

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,400,598

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.3%

14        TYPE OF REPORTING PERSON

          PN

                               Page 6 of 16 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Associates, N.V.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,598,718
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,356,120

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,400,598

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.3%

14        TYPE OF REPORTING PERSON

          CO

                               Page 7 of 16 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. William Uhrig

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,598,718
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,356,120

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,400,598

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.3%

14        TYPE OF REPORTING PERSON

          IN

                               Page 8 of 16 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 supplements the Schedule 13D ("Schedule 13D"), filed on May 24, 1999, in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):

Item 4.  Purpose of Transaction.

         The last paragraph of Item 4 is amended and restated in its entirety as follows:

         Except as described above and as set forth in Item 6, the Reporting Persons have no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

                               Page 9 of 16 Pages

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety as follows:

         (a)      Fund II

                  Fund II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,400,598 shares of Common Stock, which constitute approximately 38.3% of the outstanding 1/ shares of Common Stock. The 2,400,598 shares of Common Stock consist of 801,880 shares directly owned by Fund II, 1,356,120 shares directly owned by Offshore II and 242,598 2/ shares beneficially owned by John J. Pomerantz ("Pomerantz"), Chairman of the Board and Chief Executive Officer of the Company, with respect to which the Three Cities Funds share voting power with respect to voting shares for board nominees, as described in Item 6. Of the 242,598 shares of Common Stock beneficially owned by Pomerantz, 10,000 shares are directly owned and 232,598 shares are issuable upon exercise of presently exercisable stock options.

                  TCR Associates

                  In its capacity as the sole general partner of Fund II, TCR Associates may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,400,598 shares of Common Stock, which constitute approximately 38.3% of the outstanding shares of Common Stock.

                  Research

                  As the investment advisor to Fund II and Offshore II, with the power to direct voting by both Fund II and Offshore II and to direct the disposition of assets by both Fund II and Offshore II, Research may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 2,400,598 shares of

--------
1/ Percentages and number of outstanding shares of Common Stock are based upon the 6,041,138 shares of Common Stock reported outstanding as of July 23, 1999 in the Company's proxy statement dated July 30, 1999 and the 232,598 shares of Common Stock that are issuable upon exercise of the 232,598 options presently exercisable by John J. Pomerantz which may be deemed to be beneficially owned by the Reporting Persons as a result of the agreement described in Item 6.

2/ Reflects beneficial ownership as of July 23, 1999 as reported in the Company's proxy statement dated July 30, 1999.

                               Page 10 of 16 Pages

Common Stock, which constitute approximately 38.3% of the outstanding shares of Common Stock.

                  Offshore II

                  Offshore II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,400,598 shares of Common Stock, which constitute approximately 38.3% of the outstanding shares of Common Stock. The 2,400,598 shares of Common Stock consist of 1,356,120 shares directly owned by Offshore II, 801,880 shares directly owned by Fund II and 242,598 shares beneficially owned by Pomerantz, with respect to which the Three Cities Funds share voting power with respect to voting shares for board nominees, as described in Item 6. Of the 242,598 shares of Common Stock beneficially owned by Pomerantz, 10,000 shares are directly owned and 232,598 shares are issuable upon exercise of presently exercisable stock options.

                  TCR Offshore

                  In its capacity as the sole general partner of Offshore II, TCR Offshore may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,400,598 shares of Common Stock, which constitute approximately 38.3% of the outstanding shares of Common Stock.

                  TCA, N.V.

                  In its capacity as the sole general partner of TCR Offshore, TCA N.V. may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,400,598 shares of Common Stock, which constitute approximately 38.3% of the outstanding shares of Common Stock.

                  Uhrig

                  As the sole stockholder and the only director of TCA, N.V., which is the sole general partner of TCR Offshore, which in turn is the sole general partner of Offshore II, Uhrig may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,400,598 shares of Common Stock, which constitute approximately 38.3% of the outstanding shares of Common Stock.

                  (b) Fund II and TCR Associates may be deemed to share the power to vote or direct the vote of 1,044,478 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 801,880 shares of Common Stock.

                               Page 11 of 16 Pages

                  Offshore II, TCR Offshore, TCA, N.V. and Uhrig may be deemed to share the power to vote or direct the vote of 1,598,718 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 1,356,120 shares of Common Stock.

                  Research may be deemed to share the power to vote or direct the vote of 2,400,598 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 2,158,000 shares of Common Stock.

         POMERANTZ 3/

         John J. Pomerantz is an individual who, to the best of the Reporting Persons' knowledge, is a citizen of the United States. The name, residence or business address, and present principal occupation or employment of Mr. Pomerantz is as follows:


                                   Residence or                            Principal Occupation
      Name                       Business Address                              or Employment
      ----                       ----------------                              -------------
John J. Pomerantz          c/o The Leslie Fay Company, Inc.        Chairman and Chief Executive Officer of
                           1412 Broadway                           The Leslie Fay Company, Inc.
                           New York, NY 10018

         To the best of the Reporting Persons' knowledge, Mr. Pomerantz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the best of the Reporting Persons' knowledge, Mr. Pomerantz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to, and is not currently subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) The only transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Schedule 13D is the signing of a letter agreement dated July 26, 1999 among the Three Cities Funds and Pomerantz, pursuant to which the parties to the agreement have agreed to share voting power over

--------
3/ All information provided with respect to Mr. Pomerantz is based on the information reported in the Company's proxy statement dated July 30, 1999.

                               Page 12 of 16 Pages
shares of Common Stock held by them with respect to voting shares for board nominees, as described in Item 6.

         (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that the Reporting Persons may be deemed to own beneficially.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and restated in its entirety as follows:

         The Three Cities Funds and Mr. Pomerantz have entered into a letter agreement dated as of July 26, 1999 (the "Pomerantz Letter Agreement"), pursuant to which they have agreed to vote their shares of Common Stock in favor of each of the nominees for the directors listed in the Company's proxy statement dated July 30, 1999, and not to take any actions to change the size or composition of the Board before the next annual meeting of stockholders of the Company following the annual meeting scheduled for August 24, 1999, if at all. The Three Cities Funds and Mr. Pomerantz have also agreed that, for so long as Mr. Pomerantz has the contractual right to designate at least one nominee to the Board, (1) the Three Cities Funds and Mr. Pomerantz will agree on the identity of all nominees for director (other than any nominee of someone else who has a contractual right to designate such nominee) and (2) the Three Cities Funds and Mr. Pomerantz will vote their shares of Common Stock for their agreed-upon nominees and against any nominees competing against the agreed-upon nominees. If the Three Cities Funds and Mr. Pomerantz do not agree upon the identity of all of the nominees for directors, then (x) Mr. Pomerantz has the right to designate a number of nominees equal to at least 28% of the nominees to the Board and the Three Cities Funds have the right to designate a number of nominees equal to at least a percentage of the Board equal to the percentage of outstanding shares of Common Stock then owned in the aggregate by the Three Cities Funds, who must be reasonably satisfactory to Mr. Pomerantz (all officers of Research are deemed to be satisfactory to Mr. Pomerantz), and (y) the Three Cities Funds and Mr. Pomerantz will vote in favor of the other's nominees.

         Except as described in the paragraph above and under Items 4 and 5, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any

                               Page 13 of 16 Pages
such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended by the addition of the following:

         Exhibit 4      Pomerantz Letter Agreement

                               Page 14 of 16 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 1999

                                THREE CITIES FUND II, L.P.

                                By:      TCR Associates, L.P.,
                                         its General Partner

                                         By:      Three Cities Research, Inc.,
                                                  its General Partner

                                                  By: /s/ Thomas G. Weld
                                                      ------------------
                                                      Thomas G. Weld
                                                      Treasurer

                                TCR ASSOCIATES, L.P.

                                By:      Three Cities Research, Inc.,
                                         its General Partner

                                         By: /s/ Thomas G. Weld
                                             ------------------
                                             Thomas G. Weld
                                             Treasurer

                                THREE CITIES RESEARCH, INC.

                                By: /s/ Thomas G. Weld
                                    ------------------
                                    Thomas G. Weld
                                    Treasurer

                               Page 15 of 16 Pages

                                THREE CITIES OFFSHORE II C.V.

                                By:      TCR Offshore Associates, L.P.,
                                         its General Partner

                                         By:      Three Cities Associates, N.V.,
                                                  its General Partner

                                                  By: /s/ J. William Uhrig
                                                      --------------------
                                                      J. William Uhrig
                                                      President

                                TCR OFFSHORE ASSOCIATES, L.P.

                                By:      Three Cities Associates, N.V.,
                                         its General Partner

                                         By: /s/ J. William Uhrig
                                             --------------------
                                             J. William Uhrig
                                             President

                                THREE CITIES ASSOCIATES, N.V.

                                By: /s/ J. William Uhrig
                                    --------------------
                                    J. William Uhrig
                                    President

                                /s/ J. William Uhrig
                                --------------------
                                J. William Uhrig

                               Page 16 of 16 Pages